UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

ACR Group, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

00087B 10 1

(CUSIP Number)

Barry S. Logan

2665 South Bayshore Drive, Suite 901

Coconut Grove, FL 33133

(305) 714-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.: 000 87B 101	Page 1 of 5

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Watsco, Inc. / 59-0778222
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

10,969,946
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

10,969,946
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,969,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

90.9%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO.: 000 87B 101	Page 2 of 5

Item 1.	Security and Issuer

The class of equity securities to which this Statement relates is the Common Stock, par value $0.01 per share, (the “Common Stock”) of ACR Group, Inc., a Texas corporation (the “Company”). The principal executive offices of the Company are located at 3200 Wilcrest Drive, Suite 440, Houston, Texas 77042.

Item 2.	Identity and Background

This Statement is filed by Watsco, Inc., a Florida corporation (“Watsco”), whose principal business is the distribution of air conditioning, heating and refrigeration equipment and related parts and supplies in the HVAC industry, and its wholly-owned subsidiary Coconut Grove Holdings, Inc. (“Coconut Grove”), which was formed to acquire shares of the Company’s Common Stock (together with Watsco, the “Reporting Person”). The Reporting Person’s principal office is located at 2665 South Bayshore Drive, Suite 901, Coconut Grove, Florida 33133. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

7,899,824 of the shares were acquired by Reporting Person in a tender offer for $6.75 per share, as disclosed in Watsco’s filings with the SEC, for an aggregate of approximately $53.3 million. The Reporting Person acquired the remaining 3,087,819 shares for $6.75 per share following the tender offer through Form of Sale and Support Agreements with the Company’s executive officers, for an aggregate of approximately $20.8 million. Borrowings under Watsco’s unsecured revolving credit facility with a syndicate of lenders were used to purchase the securities. The terms of the credit facility are incorporated herein by reference to Watsco’s Form 8-K filed on August 6, 2007.

Item 4.	Purpose of Transaction

The Reporting Person acquired its shares of Common Stock through a tender offer and subsequent purchase of shares from the Company’s executive officers pursuant to sale and support agreements for the purpose of acquiring all of the Company’s outstanding Common Stock. Following the purchases, the Reporting Person effected a short-form merger of Coconut Grove with and into the Company, as a result of which the Company became a wholly-owned subsidiary of Watsco. The transactions were consummated pursuant to an Agreement and Plan of Merger, sale and support agreements and tender offer documents, which were described in the Reporting Person’s filings with the SEC. Pursuant to the terms of the Agreement and Plan of Merger, directors and officers of Coconut Grove became the directors and officers of the Company following the merger. In addition, following the merger, the Company’s Common Stock ceased trading on the American Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended (the “1934 Act”). As a result, the Company’s filing obligations under the 1934 Act will be suspended.

CUSIP NO.: 000 87B 101	Page 3 of 5

Except as otherwise described in this statement, the Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;

(h) Causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b) At August 9, 2007, the aggregate number of shares of Common Stock beneficially owned by the Reporting Person was 10,969,946, or approximately 90.9% of the Company’s issued and outstanding shares. The Reporting Person has sole voting and dispositive power as to all of the shares of Common Stock held by it. The percentages used in this Schedule 13D are calculated based upon 12,063,765 shares of Common Stock reported by the Company to be outstanding as of August 9, 2007.

(c) During the past 60 days, the Reporting Person acquired 7,899,824 shares of Common Stock through the tender offer described in Item 4, Purpose of Transaction, for $6.75 per share.

CUSIP NO.: 000 87B 101	Page 4 of 5

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer

Except as described in Item 4, Purpose of Transaction, the Reporting Person does not have any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to securities of the Company, including but not limited to transfer or voting of any of the Common Stock that is the subject of this Schedule 13D, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
A.	Agreement and Plan of Merger, dated July 3, 2007, among Watsco, Inc., Coconut Grove Holdings, Inc. and ACR Group, Inc. (incorporated by reference to Exhibit 99(d)(1) to Watsco’s Schedule TO filed on July 9, 2007).

B.	Form of Sale and Support Agreement (incorporated by reference to Exhibit 99(d)(2) to Watsco’s Schedule TO filed on July 9, 2007).

C.	Revolving Credit Agreement, dated as of August 3, 2007, by and among Watsco, Inc., as Borrower, the Lenders From Time to Time Party Thereto, Bank of America, N.A., as Administrative Agent, J.P. Morgan Securities, Inc., as Syndication Agent and Mizuho Corporate Bank (USA), SunTrust Bank and Wells Fargo Bank, N.A. as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Watsco on August 6, 2007).

CUSIP NO.: 000 87B 101	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2007

WATSCO, INC.

/s/ BARRY S. LOGAN
Name:	Barry S. Logan
Title:	Senior Vice President